UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [_] Form 20-F [_] Form 11-K [  ] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] Form N-CSAR

For Period Ended: December 31, 2010

For Period Ended:

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:  DigitalPost Interactive, Inc.
Former Name if Applicable:

Address of Principal Executive Office (Street and Number):  4040 Barranca Parkway, Irvine, CA 92604

City, State, Zip Code: Irvine, CA 92604

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

On March 28, 2011 the Board of Directors of Registrant approved the voluntary deregistration of its common stock under the Securities Exchange Act of 1934, as amended, and to cease filing reports with the Securities and Exchange Commission. The Registrant has fewer than 300 record holders of its common stock, and therefore is eligible to deregister its common shares under the Securities Exchange Act of 1934, and exit the Securities and Exchange Commission’s periodic reporting system. The Registrant expects that it will file with the Securities and Exchange Commission a Form 15 to deregister its common stock under Section 12(g) of the Securities Exchange Act of 1934 on or about April 5, 2011. Upon filing of the Form 15, the Registrant’s obligations to file periodic reports with the SEC, including Forms 10-K, 10-Q and 8-K, will be immediately suspended. The Registrant expects that the deregistration of its common stock will become effective on or about July 5, 2011, which is 90 days after the expected filing of the Form 15.

Notwithstanding the above, if the Registrant does not file Form 15 on or before April 15, 2011, the Registrant currently plans to attempt to file its Form 10-K by April 15, 2011.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mike Sawtell	949	333-7500
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes [_]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X]Yes [_]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As explained further in Part III above, the Registrant expects that it will file with the Securities and Exchange Commission a Form 15 to deregister its common stock under Section 12(g) of the Securities Exchange Act of 1934 on or about April 5, 2011. Upon filing of the Form 15, the Registrant’s obligations to file periodic reports with the SEC, including Forms 10-K, 10-Q and 8-K, will be immediately suspended. The Registrant expects that the deregistration of its common stock will become effective on or about July 5, 2011, which is 90 days after the expected filing of the Form 15.

Notwithstanding the above, if the Registrant does not file Form 15 on or before April 15, 2011, the Registrant currently plans to attempt to file its Form 10-K by April 15, 2011, and therefore, would expect significant change in results of operations from the corresponding period for the last fiscal year due to the acquisition of Rovion, Inc. earlier in the 2010 fiscal year on August 31, 2010.

DigitalPost Interactive, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2011	By:	/s/ Mike Sawtell, CEO and Chairman